# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lamb Weston Holdings, Inc., CIK 0001679273
CUSIP: 513272104
Title of class of securities: Common Stock, $1.00 par value
Address of issuer's principal executive offices: 599 S. RIVERSHORE LANE, EAGLE, Idaho (ID), 83616
Date of event which requires filing of this statement: 03/31/2025
Filed by CIK 0000929607
Persons authorized to receive notices and communications: Michael Mayberry, General Coun, Continental Grain Company, 767 Fifth Avenue, New York, New York (NY), 10153, 212-207-2898

## Reporting persons
- CONTINENTAL GRAIN CO (CIK 0000929607): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 2,134,080; shared voting power 0; sole dispositive power 2,134,080; shared dispositive power 0; aggregate amount beneficially owned 2,134,080 (1.5% of the class)
  Comment: Box 13 - The percentages used herein are calculated based on 142,640,697 shares of common stock, $1.00 par value per share (the "Shares") outstanding as of December 13, 2024, as disclosed in the Issuer's quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on December 20, 2024 (the "Quarterly Report"').
- FRIBOURG PAUL J: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 2,134,080; shared voting power 0; sole dispositive power 2,134,080; shared dispositive power 0; aggregate amount beneficially owned 2,134,080 (1.5% of the class)
  Comment: Box 11 - Does not include 15 Shares over which Mr. Paul Fribourg does not have direct or indirect beneficial ownership. Such shares are held in a trust for members of Mr. Paul Fribourg's extended family in which Mr. Paul Fribourg is one of three voting trustees.
  
  Box 13 - The percentages used herein are calculated based on 142,640,697 Shares outstanding as of December 13, 2024, as disclosed in the Quarterly Report.
- GENDASON ARI DAVID: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 2,340; shared voting power 0; sole dispositive power 2,340; shared dispositive power 0; aggregate amount beneficially owned 2,340 (0% of the class)
  Comment: Box 11 - Ari D. Gendason is the Chief Investment Officer ("CIO") of Continental Grain Company. In his capacity as CIO, Mr. Gendason possesses neither shared nor sole voting or dispositional control over the 2,105,080 Shares beneficially owned by Continental Grain Company. However, as the CIO of Continental Grain Company, there may be certain unforeseen circumstances affecting Continental Grain Company that could result in Mr. Gendason potentially influencing the sale and voting of the 2,105,080 Shares owned by Continental Grain Company. The Reporting Persons do not believe the occurrence of any such unforeseen circumstance to be probable. Mr. Gendason expressly disclaims any beneficial ownership of the 2,105,080 Shares beneficially owned by Continental Grain Company.
  
  Box 13 - The percentages used herein are calculated based on 142,640,697 Shares outstanding as of December 13, 2024, as disclosed in the Quarterly Report.
  
  Represents less than 0.01 percent.
- ZIMMERMAN MICHAEL J: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 5,000; shared voting power 0; sole dispositive power 5,000; shared dispositive power 0; aggregate amount beneficially owned 5,000 (0% of the class)
  Comment: Box 11 - Michael J. Zimmerman is a member of the Board of Directors and the Vice Chairman of Continental Grain Company. In his capacity as Vice Chairman, Mr. Zimmerman possesses neither shared nor sole voting or dispositional control over the 2,105,080 hares beneficially owned by Continental Grain Company. However, as disclosed in Item 4 of Amendment No. 2, the Reporting Persons now anticipate that Mr. Zimmerman may become more actively involved in the strategy and purpose of the investment in the Issuer by Continental Grain Company. Further, as the Vice Chairman of Continental Grain Company, there may be certain unforeseen circumstances affecting Continental Grain Company that could result in Mr. Zimmerman potentially influencing the sale and voting of the 2,105,080 Shares owned by Continental Grain Company. The Reporting Persons do not believe the occurrence of any such unforeseen circumstance to be probable. Mr. Zimmerman expressly disclaims any beneficial ownership of the 2,105,080 Shares beneficially owned by Continental Grain Company.
  
  Box 13 - The percentages used herein are calculated based on 142,640,697 Shares outstanding as of December 13, 2024, as disclosed in the Quarterly Report.
  
  Represents less than 0.01 percent.
- FRIBOURG CHARLES: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 9,300; shared voting power 0; sole dispositive power 9,300; shared dispositive power 0; aggregate amount beneficially owned 9,300 (0% of the class)
  Comment: Box 11 - This amount does not include 15 Shares over which Mr. Charles Fribourg does not have direct or indirect beneficial ownership. Such Shares are held in a trust for members of Mr. Charles Fribourg's extended family in which Mr. Charles Fribourg is one of three voting trustees. Mr. Charles Fribourg is a member of the Board of Directors and the Vice Chairman of Continental Grain Company. In his capacity as Vice Chairman, Mr. Charles Fribourg possesses neither shared nor sole voting or dispositional control over the 2,105,080 Shares beneficially owned by Continental Grain Company. However, as disclosed in Item 4 of Amendment No. 2, the Reporting Persons now anticipate that Mr. Charles Fribourg may become more actively involved in the strategy and purpose of the investment in the Issuer by Continental Grain Company. Further, as the Vice Chairman of Continental Grain Company, there may be certain unforeseen circumstances affecting Continental Grain Company that could result in Mr. Charles Fribourg potentially influencing the sale and voting of the 2,105,080 Shares owned by Continental Grain Company. The Reporting Persons do not believe the occurrence of any such unforeseen circumstance to be probable. Mr. Charles Fribourg expressly disclaims any beneficial ownership of the 2,105,080 Shares beneficially owned by Continental Grain Company.
  
  Box 13 - The percentages used herein are calculated based on 142,640,697 Shares outstanding as of December 13, 2024, as disclosed in the Quarterly Report.
  
  Represents less than 0.01 percent.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value
Name of issuer: Lamb Weston Holdings, Inc.
Address of issuer's principal executive offices: 599 S. RIVERSHORE LANE, EAGLE, Idaho (ID), 83616
Comment: This Amendment No. 6 to the Schedule 13D ("Amendment No. 6"), amends and supplements the Schedule 13D originally filed by the undersigned with the U.S. Securities and Exchange Commission (the "SEC") on October 18, 2024, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on December 18, 2024, and as further amended by Amendment No. 2 to the Schedule 13D filed with the SEC on December 20, 2024, as further amended by Amendment No. 3 to the Schedule 13D filed with the SEC on December 27, 2024, as further amended by Amendment No. 4 to the Schedule 13D filed with the SEC on January 29, 2025 and as further amended by Amendment No. 5 to the Schedule 13D filed with the SEC on March 7, 2025 (as amended and supplemented, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. This Amendment No. 6 is being filed to make amendments to the Schedule 13D as follows:

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

On March 31, 2025, JANA entered into a Nominee Agreement with Ruth Kimmelshue, who serves as Senior Advisor to Continental Grain Company and a corporate director after previously serving on the Executive Team of Cargill, Inc., a multinational food corporation.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

The Reporting Persons may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act, collectively with (i) JANA, (ii) Bradley Alford, (iii) Jeffery DeLapp, (iv) Diane Dietz (whose legal name is Diane Dietz Suciu), (v) John Gainor, (vi) Ruth Kimmelshue, (vii) James Lillie, (viii) Timothy McLevish and (ix) Joseph Scalzo ((ii) through (ix) being collectively referred to as the "Jana Individuals"). JANA and the Jana Individuals are separately filing on Schedule 13D with respect to their beneficial ownership of Shares. Based on information and belief, JANA and the Jana Individuals may be deemed to beneficially own an aggregate of 8,153,390 Shares. Accordingly, in the aggregate, the Reporting Persons, JANA and the Jana Individuals may be deemed to beneficially own an aggregate of 10,304,110 Shares, representing approximately 7.2% of Shares outstanding. Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons, JANA and the Jana Individuals. The Reporting Persons and JANA may act together with respect to the voting of the securities held by such entities.

## Signatures
- CONTINENTAL GRAIN CO: /s/ Ari D. Gendason, Ari D. Gendason, Chief Investment Officer (04/01/2025)
- FRIBOURG PAUL J: By: Jonathan Jacobs, as Attorney-In-Fact, /s/ Paul J. Fribourg, Paul J. Fribourg (04/01/2025)
- GENDASON ARI DAVID: By: Jonathan Jacobs, as Attorney-In-Fact, /s/ Ari D. Gendason, Ari D. Gendason (04/01/2025)
- ZIMMERMAN MICHAEL J: By: Jonathan Jacobs, as Attorney-In-Fact, /s/ Michael J. Zimmerman, Michael J. Zimmerman (04/01/2025)
- FRIBOURG CHARLES: By: Jonathan Jacobs, as Attorney-In-Fact, /s/ Charles Fribourg, Charles Fribourg (04/01/2025)